21004674

SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51550 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avondale Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Burton Hills Blvd, Suite 450
(No. and Street)

Nashville (City) TN (State) 37215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel D. Oertling 615-467-3514
(Area Code – Telephone Number)

SEC Mail Processing

AUG 30 2021

Washington, DC

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name – *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Joel D. Oertling, V.P. Finance and CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avondale Partners, LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P. Finance and CFO

Title

ANGELA BATES STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KraftCPAs PLLC

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the "Company") as of June 30, 2021, and the related notes (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Kraft CPAs PLLC

We have served as the Company's auditor since 2001.

Nashville, Tennessee
August 26, 2021



KraftCPAs PLLC • Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • phone: 615-242-7351 • fax: 615-782-4271 • kraftcpas.com

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

ASSETS

| | |
|---|---|
| Cash | $ 636,287 |
| Receivables from related parties | 62,722 |
| Prepaid expenses and other assets | 109,494 |
| Furniture, equipment and improvements - at cost, less accumulated depreciation | 119,801 |
| Right-of-use assets | 353,421 |
| TOTAL ASSETS | $ 1,281,725 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable and accrued expenses | $ 30,880 |
| CARES Act PPP Loan | 177,500 |
| Lease liabilities | 468,857 |
| TOTAL LIABILITIES | 677,237 |
| MEMBER'S EQUITY | 604,488 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 1,281,725 |

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which is wholly owned by Avondale Group, LLC, a Tennessee limited liability company.

The Company operates as a securities broker-dealer providing investment banking services to its institutional clients. The Company is headquartered in Nashville, Tennessee.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Fiscal Year

The Company uses a June 30 fiscal year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

### Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

### Receivables

The Company estimates an allowance for doubtful accounts on receivables, which may not be fully collectible, based on the length of time an account is past due and an assessment of the ability to pay. Accounts determined to be uncollectible are charged off against the allowance in the period of determination. The Company considers all receivables at year end to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment and Improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years, or over the term of the lease (if shorter) for leasehold improvements.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Leases

Accounting guidance on leases requires right-of-use ("ROU") assets and lease liabilities to be recorded on the Statement of Financial Condition. The guidance specifies that at the inception of a contract, an entity must determine whether the contract is or contains a lease. The contract is or contains a lease if the contract conveys the right to control the use of the property, plant, or equipment for a designated term in exchange for consideration. The Company's evaluation of its contracts to determine whether they are or contain a lease involves assessing whether there is a right to obtain substantially all of the economic benefits from the use and the right to direct the use of the identified asset in the contract.

The Company has operating leases that primarily relate to real property and to equipment. As a practical expedient, the Company has elected to not capitalize leases with a term of 12 months or less without a purchase option that it is likely to exercise.

ROU assets and lease liabilities are recognized on the Statement of Financial Condition at the present value of the future lease payments over the life of the lease term. As implicit rates for leases are not determinable, the Company uses discount rates based on incremental borrowing rates, on a collateralized basis, for the respective underlying assets, for terms similar to the respective leases.

See Note 7 for additional information.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes. The Company files state income tax returns in the States of Tennessee, California, and Alabama. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been provided.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred between June 30, 2021 and August 26, 2021, the date the statement of financial condition was available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

## NOTE 4 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following as of June 30, 2021:

| | |
|---|---|
| Prepaid communications and data | $ 57,243 |
| Prepaid taxes, licenses and assessments | 23,668 |
| Prepaid rent | 12,279 |
| Miscellaneous other prepaid expenses | 4,397 |
| Deposits | 11,907 |
| | $ 109,494 |

## NOTE 5 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following as of June 30, 2021:

| | |
|---|---|
| Furniture and fixtures | $ 22,141 |
| Technology equipment | 125,980 |
| Office equipment | 12,015 |
| Leasehold improvements | 149,364 |
| | 309,500 |
| Less accumulated depreciation | (189,699) |
| | $ 119,801 |

## NOTE 6 - TRANSACTIONS WITH AFFILIATES

As of June 30, 2021, net receivables from related parties totaled $62,722.

## NOTE 7 - COMMITMENTS

During 2020, the Company entered into a non-cancelable operating lease for its Nashville headquarters.

The headquarters lease provides for escalating rental rates over the lease term and a build-out allowance for leasehold improvements made by the Company. Rental expense pertaining to this lease is recognized on the straight-line method over the lease term.

The Company also leases office equipment under a non-cancelable contract that expires in July 2024.

Leases included in the Statement of Financial Position were as follows:

| | Classification | June 30, 2021 |
|---|---|---|
| Operating lease ROU assets | Right-of-use assets | $ 353,421 |
| Operating lease liabilities | Lease liabilities | $ 468,857 |

As of June 30, 2021, undiscounted future cash flows for each of the next five fiscal years and thereafter for fixed payments related to operating leases are as follows:

| | |
|---|---|
| 2022 | $ 150,428 |
| 2023 | 154,084 |
| 2024 | 157,831 |
| 2025 | 52,412 |
| 2026 | - |
| Total lease payments | $ 514,755 |
| Less: Imputed Interest | (45,898) |
| **Present value of lease liabilities** | $ 468,857 |

As of June 30, 2021, the weighted-average remaining lease terms and weighted-average discount rates for operating leases are as follows:

| | |
|---|---|
| Weighted-average remaining lease term (years) | 3.3 |
| Weighted-average discount rate | 5.5% |

NOTE 8 - CARES Act PPP Loan

On February 26, 2021, the Company received loan proceeds in the amount of $177,500 under the CARES Act Paycheck Protection Program ("PPP"). This was the Company's second draw under the PPP. The original PPP loan of $177,500 was forgiven as of December 7, 2020. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks or an alternative 24 week "covered period" as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the covered period.

The unforgiven portion of the PPP loan is payable over five years at an interest rate of 1%, with a deferral of payments ten months following the end of the covered period. As of June 30, 2021, The Company believes it has complied with the conditions for total forgiveness of the loan.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of June 30, 2021, the Company had regulatory net capital of $489,971, which was $480,217 in excess of its required net capital of $9,754. The Company's percentage of aggregate indebtedness to net capital ratio was 30%.

NOTE 10 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of June 30, 2021:

| | |
|---|---|
| Accounts payable - trade | $ 2,081 |
| Accrued professional fees | 26,930 |
| Other accrued expenses | 1,869 |
| | $ 30,880 |

NOTE 11 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of employees.